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                            January 10, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            Responses Dated
October 6, 2023 and November 21, 2023
                                                            File No. 000-56193

       Dear Michael Sonnenshein:

              We have reviewed your response letters dated October 6, 2023 and November 21, 2023 and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022 and Form 10-Q for Fiscal Quarter Ended
       September 30, 2023

       General

   1. Refer to your response to comment 9 in our September 14, 2023 letter and to the related disclosure in your Form
10-Q for the period ended September 30, 2023. While we do not have any further
comments at this time regarding your response or that disclosure, please confirm your
understanding that our decision not to issue additional comments should not be interpreted to mean
that we either agree or disagree with your response or your
                                                        disclosure, including
any conclusions you have made, positions you have taken and
                                                        practices you have
engaged in or may engage in with respect to this matter.
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Investments, LLC Sonnenshein
Comapany
January 10,NameGrayscale
            2024          Investments, LLC
January
Page 2 10, 2024 Page 2
FirstName LastName
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:      Joseph Hall